Exhibit 99.32
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

June 2, 2011

3.	NEWS RELEASE:

A news release describing this material change was issued on June 2, 2011 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On June 2, 2011, Theratechnologies Inc. (the “Corporation”) announced that it had re-evaluated its research and development business model (the “R&D Model”). The review of the R&D Model resulted in the collective dismissal of 24 employees and the Corporation estimates a reduction in payroll expenses of approximately $300,000 for the remainder of fiscal 2011 and approximately $2.5 million for fiscal 2012.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On June 2, 2011, the Corporation announced that it had re-evaluated its R&D Model. The Corporation intends to call upon partners in the public and private arena to help it bring its research and development project forward. The review of the R&D Model resulted in the collective dismissal of 24 employees and the Corporation estimates a reduction in payroll expenses of approximately $300,000 for the remainder of fiscal 2011 and approximately $2.5 million for fiscal 2012.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

June 3, 2011